As filed with the Securities and Exchange Commission on December 3, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AmerUs Group Co.

(Name of Subject Company (issuer))

AmerUs Group Co.

(Name of Filing Person (offeror))

Optionally Convertible Equity-Linked Accreting Notes (OCEANs) due March 6, 2032
(Title of Class of Securities)

03072MAC2 and 03072MAD0
(CUSIP Number of Class of Securities)

Joseph K. Haggerty, Esq.
AmerUs Group Co.
699 Walnut Street
Des Moines, Iowa 50309-3948
(515) 362-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Robert Evans III, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

CALCULATION OF FILING FEE

Transaction Valuation (a)	Amount of Filing Fee (b)
up to $185,000,000	$37,750.00
aggregate original
principal amount

(a)	Estimated solely for the purpose of determining the registration fee, the transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

(b)	Previously paid.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]	third party tender offer subject to Rule 14d-I	[ ]	going-private transaction subject to Rule 13e-3
[x]	issuer tender offer subject to Rule 13e-4	[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

     This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by AmerUs Group Co., an Iowa corporation (the “Company”) with the Securities and Exchange Commission on November 16, 2004. This Amendment relates to the offer by the Company (i) to exchange $1,000 in original principal amount of the Company’s new Optionally Convertible Equity-Linked Accreting Notes due March 6, 2032 (the “New OCEANs”) and (ii) to pay an exchange fee (an “Exchange Fee”) equal to $2.50, for each $1,000 in original principal amount of the Company’s outstanding Optionally Convertible Equity-Linked Accreting Notes due March 6, 2032 (the “Existing OCEANs”) that is validly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the offering circular dated November 16, 2004 (the “Offering Circular”) and in the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time. The offer to exchange the OCEANs (including the payment of an Exchange Fee) pursuant to the Offering Circular is referred to herein as the “Exchange Offer.” This Amendment amends and supplements Schedule TO as set forth below.

     This Amendment is filed to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The information in the Offering Circular and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet
Item 4. Terms of the Transaction
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction; Item 6. Purposes of the Transaction and Plans or Proposals; Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth under “Summary—The Exchange Offer” in the Offering Circular is hereby amended and supplemented by deleting the last bullet point under the heading “—Expiration date; extension; termination” in its entirety and replacing it with the following:

“• terminate the exchange offer, as described under the caption ‘The Exchange Offer—Conditions for Completion of the Exchange Offer’.”

     (b) The information set forth under “Summary—The Exchange Offer—Withdrawal Rights” in the Offering Circular is hereby amended and supplemented by adding the following after the last sentence thereto:

“In addition, if we have not accepted your tendered Existing OCEANs for exchange, you may withdraw your Existing OCEANs at any time after 40 business days from the commencement of the exchange offer.”

     (c) The information set forth under “Summary—The Exchange Offer—Tax consequences” in the Offering Circular is hereby amended and supplemented by deleting the second sentence of the second paragraph in its entirety and replacing it with the following:

“Based on the opinion of Shearman & Sterling LLP, we intend to take the position that the modifications to the Existing OCEANs resulting from the exchange of Existing OCEANs for New OCEANs and the payment of the exchange fee will not constitute a significant modification of the Existing OCEANs for tax purposes. “

     (d) The information set forth under “Summary—Principal Differences Between the Existing OCEANs and the New OCEANs” in the Offering Circular is hereby amended and supplemented by adding the following under the heading “Summary—Principal Differences Between the Existing OCEANs and the New OCEANs—Settlement Upon Conversion” after the last clause of the column entitled “New OCEANs”:

“We do not believe that the cash payment upon conversion of the New OCEANs as described above will have a material affect on our liquidity and capital resources. We intend to finance the cash required to be paid upon conversion of the New OCEANs by using a combination of sources of funds. Those sources include cash flows generated from operating activities and additional borrowings on our revolving credit agreement. For the nine months ended September 30, 2004, we generated cash flows from operating activities of $1.0 billion. As of September 30, 2004, our $200 million revolving credit agreement was fully available as we had no borrowings outstanding. Please see, ‘Risk Factors—Risks Relating to the OCEANs—We may not be able to repurchase the New OCEANs when required or raise the funds necessary to make the required cash payments upon conversion, which may result in a default under our senior debt under some circumstances’.”

     (e) The information set forth under “Summary—Principal Differences Between the Existing OCEANs and the New OCEANs” in the Offering Circular is hereby amended and supplemented by adding the following new subheading after the subheading entitled “—Repurchase at Option of Holder Upon Change of Control”:

	Existing OCEANs	New OCEANs
“Risk Factors	Please see, ‘Risk Factors’ for a discussion of the risks related to the OCEANs, the exchange offer, and our business and operations.	Same as Existing OCEANs, in particular, please see under the caption ‘Risk Factors—Risk Factors Relating to the OCEANs’ the following risk factors which pertain to an investment in the New OCEANs:

		•	‘—We may not be able to repurchase the New OCEANs when required or raise the funds necessary to make the required cash payments upon conversion, which may result in a default under our senior debt under some circumstances’;

		•	‘—We expect that the trading value of the New OCEANs will be significantly affected by the price of our common stock and other factors’;

		•	‘—An active trading market for the New OCEANs may not develop’;

		•	‘—You should consider the U.S. federal income tax consequences of owning the New OCEANs’; and

		•	‘—Deferral of interest payments will have U.S. federal income tax consequences for you and may affect the trading price of the New OCEANs’.”

     (f) The information set forth under “The Exchange Offer—Withdrawal Rights” in the Offering Circular is hereby amended and supplemented by removing the first paragraph under the heading “The Exchange Offer—Withdrawal Rights” in its entirety and replacing it with the following:

“You may withdraw your tender of Existing OCEANs at any time prior to 9:00 a.m., New York City time, on the expiration date. In addition, if we have not accepted your tendered Existing OCEANs for exchange, you may withdraw your Existing OCEANs at any time after 40 business days from the commencement of the exchange offer. For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading “— Exchange Agent” prior to 9:00 a.m., New York City time, on the expiration date. Any notice of withdrawal must:”

     (g) The information set forth under “Material U.S. Federal Income Tax Considerations—Consequences of the Exchange Offer—Exchanging Holders” in the Offering Circular is hereby amended and supplemented by deleting the fourth sentence of the first paragraph in its entirety and replacing it with the following:

“Based on an opinion of Shearman & Sterling LLP to the effect that the exchange of Existing OCEANs for New OCEANs and the payment of the exchange fee should not be a significant modification of the terms of the Existing OCEANs, we intend to take the position that the exchange of Existing OCEANs for New OCEANs and the payment of the exchange fee will not constitute an exchange for U.S. federal income tax purposes because we believe that the differences between the terms of the Existing OCEANs and the New OCEANs and the payment of the exchange fee are not economically significant and, as a result, do not constitute a significant modification of the terms of the Existing OCEANs. “

Item 11. Additional Information.

     (a) The first sentence of the first paragraph under the heading “Special Note Regarding Forward-Looking Statements” is hereby amended and restated in its entirety by deleting such sentence and replacing it with the following:

“This offering circular, including the documents incorporated by reference, contains statements which constitute forward-looking statements, which include statements relating to trends in operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, and other similar expressions.”

     (b) The information under the heading “Where You Can Find More Information—Incorporation by Reference” in the Offering Circular is hereby amended and supplemented by deleting the first paragraph in its entirety and replacing it with the following:

“We are “incorporating by reference” specific documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this offering circular. We incorporate by reference the documents listed below:”

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offering Circular*

(a)(l)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(v)	Form of Letter to Clients*

(a)(1)(vi)	Press Release dated November 16, 2004*

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)	None

(b)	None

(d)	None

(g)	None

(h)	Opinion of Shearman & Sterling LLP

*	Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AmerUs Group Co.
	By:	/s/ Melinda S. Urion
		Name:	Melinda S. Urion
Dated: December 3, 2004		Title:	Executive Vice President, Chief Financial Officer & Treasurer